

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Timothy K. Jugmans
Chief Financial Officer
EZCORP, Inc.
2500 Bee Cave Road, Bldg One, Suite 200
Rollingwood, TX 78746

> **Re: EZCORP, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2021**
> **Filed November 17, 2021**
> **File No. 000-19424**

Dear Mr. Jugmans:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2021

Financial Statements
Consolidated Statements of Operations, page 40

1. You present two amounts for revenues -- total revenues and net revenues. If total revenues represent your ASC 606 revenues, please relabel the profit measure you currently call net revenues to better reflect what it actually represents. Also, tell us whether this profit measure is fully burdened with all amounts that would be required to be included in gross profit. If it is not fully burdened, please tell us in detail how it is not. In addition, please present and discuss your ASC 606 revenues when you present and discuss your results of operations throughout your filings, such as on pages 4 and 5 of your Business section and in the Operating Results of your Management's Discussion and Analysis section.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services